HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg | PA | 17102
p. 717.236.4400 | f. 717.774.7383
hersha.com

October 4, 2012

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:          Hersha Hospitality Trust
Form 10-K for fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 1-14765

Dear Mr. Woody:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing referenced above, as set forth in your letter dated September 20, 2012, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, each Staff comment contained in your September 20, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2011

General

1.
We notice that you have used same store metrics within your press release. Please tell us whether management considers these metrics as key performance indicators. If management has determined that these measures are not key performance indicators, please tell us why not.

RESPONSE:  When acquisitions of hotel properties during a specified period have an impact on the Company’s operating results, so as to make the prior year period incomparable, management considers same store metrics to be key performance indicators.  The Company considers same store hotels to be those held by the Company for the entirety of all periods presented.  The Company notes for the Staff that “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”) includes a discussion of the impact of acquisitions on the Company’s revenue on page 33 and page 36.  In future filings, we will include the following table in the MD&A to supplement the tables similar to those appearing on page 32 of the 2011 Form 10-K:

SAME STORE CONSOLIDATED HOTELS:

	Year Ended 2011	Year Ended 2010	2011 vs. 2010 % Variance

Occupancy	72.6%	72.4%	0.2%
Average Daily Rate (ADR)	$144.55	$137.95	4.8%
Revenue Per Available Room (RevPAR)	$104.87	$99.85	5.0%

Room Revenues	$186,802	$177,739	5.1%
Hotel Operating Revenues	$195,631	$186,526	4.9%

	Year Ended 2010	Year Ended 2009	2010 vs. 2009 % Variance

Occupancy	71.9%	69.8%	2.2%
Average Daily Rate (ADR)	$134.65	$132.50	1.6%
Revenue Per Available Room (RevPAR)	$96.88	$92.47	4.8%

Room Revenues	$172,122	$164,260	4.8%
Hotel Operating Revenues	$180,601	$172,402	4.8%

The discussion following this table will include a narrative discussion of fluctuations in same store amounts reflected in this table.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383	Page | 2

Financial Statements

Consolidated Statements of Operations, page 52

2.	Please revise your presentation of your consolidated statements of operations to present stock based compensation based upon characterization of expense as opposed to the method of payment.

RESPONSE:  Our stock based compensation is characterized entirely as general and administrative expense.  We have historically included a separate caption on our consolidated statement of operations, immediately following the general and administrative expense caption on the consolidated statement of operations, presenting those amounts that have been paid in stock, to provide our investors with additional information.

In future filings, the Company will revise the presentation of its consolidated statement of operations to include stock based compensation in the general and administrative caption.  We will include parenthetical disclosure within this caption to disclose the stock based compensation component of general and administrative expense for each period presented.

Consolidated Statements of Cash Flows, page 55

3.
We note that you have significant hotel development costs. Please disclose your policy regarding your development costs, including the types of indirect costs associated with development and construction. Additionally, please disclose the amount of soft costs, such as interest and payroll expenditures, capitalized for all periods presented with a narrative discussion of significant fluctuations.

RESPONSE:  Historically, hotel development activities have not been a recurring part of our business.  As disclosed in “Note 2-Investment in Hotel Properties” in the section labeled “Asset Development and Renovation” on page 65 of the 2011 Form 10-K, we acquired hotel development projects and engaged in a renovation which converted two adjoining hotels into one hotel property during the 2010 and 2011 fiscal years.  As discussed in the footnote, development costs included in the consolidated statements of cash flows of $32.1 million and $21.8 million in 2011 and 2010 reflect the $28.3 million and $15.3 million paid at the time of acquisition of these properties under development.  The remaining costs of development were the result of development activity under our ownership.

Our policy is to capitalize expenditures related to hotel development projects and renovations, including indirect costs such as interest expense, real estate taxes and utilities related to hotel development projects and renovations.  During the twelve months ended December 31, 2011 and 2010, there were no payroll expenditures capitalized as a result of hotel development projects or renovations.  In “Note 6-Debt” in the section labeled “Capitalized Interest” on page 75 of the Company’s 2011 Form 10-K, we disclose interest capitalized as a result of our capital improvement projects.  Amounts capitalized for real estate taxes were $147,000 and $79,000 for the years ended December 31, 2011 and 2010, respectively, and amounts capitalized for utilities were $203,000 and $53,000 for the years ended December 31, 2011 and 2010, respectively.  There were no amounts capitalized for real estate taxes and utilities during the year ended December 31, 2009.

In future filings, the Company will revise the presentation of “Note 1-Organization and Summary of Significant Accounting Policies” to disclose its policy regarding the capitalization of development costs, including the types of indirect costs associated with development and construction.  We will continue to disclose the interest and payroll expenditures, if any, related to hotel development projects and renovations that have been capitalized for all periods presented with a narrative discussion of significant fluctuations.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383	Page | 3

We do not believe that our policy related to the capitalization of hotel development costs constitutes a critical accounting policy requiring additional disclosure in MD&A.

Note 3 – Investment in Unconsolidated Joint Ventures, page 66

4.
Please tell us management’s basis to remeasure your interest in Hiren Boston, LLC which resulted in a $2.8 million gain during 2011 as well as related to the approximately $2.2 million gain on remeasurement that you recorded in 2010. Within your response, please cite the authoritative literature management relied upon.

RESPONSE:  In 2005, the Company entered into the Hiren Boston, LLC joint venture (“Hiren”), the owner of the Courtyard-South Boston, owning a 50% interest in the venture.  Under the terms of the joint venture agreements, the venture did not meet the criteria for consolidation and we accounted for our investment under the equity method within the Company’s consolidated financial statements.

During the three months ended December 31, 2009, Hiren was unable to complete a refinancing of its mortgage loan which had matured and the loan was in default.  At that time, we determined that our investment in Hiren would not be recovered in the event the lender foreclosed on the property and we fully impaired our investment in the joint venture, recording an impairment loss of $3.5 million.

During the three months ended June 30, 2010, the Company reached an agreement with the lender whereby the Company purchased the mortgage loan from the lender on April 13, 2010.  The Company determined this circumstance represented a reconsideration event of its initial determination and reevaluated its relationship with Hiren based on guidance in ASC 810-10-35-4.  As the holder of the mortgage loan, we had the ability to foreclose on the property and obtain direct control of the Courtyard-South Boston, Hiren’s only asset.  We identified the joint venture as a variable interest entity and determined that the Company had the power to direct activities that most significantly impact Hiren’s performance.  The Company’s combined debt and equity interests in Hiren provided us with the ability to most significantly impact the economic performance of the venture since we could impact the timing and amount of the Hiren’s cash flow needs by controlling the distribution and debt service payment decisions of Hiren.  As a result, we became Hiren’s primary beneficiary and ceased accounting for our investment in the joint venture under the equity method.  From that point forward, Hiren was consolidated within our financial statements causing us to remeasure our interest in Hiren as of April 13, 2010 and record a gain of approximately $2.2 million during the three months ended June 30, 2010, in accordance with ASC 810-10-30-2 and ASC Topic 805.

On June 20, 2011, Hiren refinanced, with a third party lender, the existing mortgage debt held by the Company and repaid the Company with the proceeds.  Having lost the ability to foreclose on the property, the Company determined that it no longer controlled Hiren and therefore no longer met the criteria for consolidation of the joint venture.  In accordance with ASC 810-10-40-4, the Company deconsolidated the joint venture as of June 20, 2011 and, from that point on, accounted for its investment in Hiren under the equity method.  At that time, the Company recorded a gain of $2.8 million during the three months ended June 30, 2011 to remeasure its interest in Hiren, in accordance with ASC 810-10-40-5.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383	Page |4

On behalf of the Company, I hereby acknowledge that:

●     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 412-5715.

Very truly yours,

/s/ Michael R. Gillespie

Michael R. Gillespie
Chief Accounting Officer
cc: Ashish R. Parikh
James S. Seevers, Jr.

44 Hersha Drive | Harrisburg . PA . 17102 | p. 717.236.4400 | f. 717.774.7383	Page |5